Oxiana
LIMITED

18 October 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C 20549
U.S.A

SUPPL

Dear Sir or Madam,

Re: Oxiana Limited: File No. 082-34931
Maintaining 12g3-2(b) Exemption Pursuant to 12g3-2(f)
Under the Securities Exchange Act 1934

We hereby amend our Rule 12g3-2(b) exemption application and inform you that hereafter in accordance with Rule 12g3-2(f) that we will in the future publish all information required by Rule 12g3-2(b)(iii) on our website at address http://www.oxiana.com.au rather than supply it to you in paper form.

We trust that this letter satisfies the requirements under Rules 12g3-2(b) and 12g3-2(f). If you have any questions or require any additional information, please contact the undersigned at (+61 3) 8223 2200.

Yours faithfully,

David J Forsyth
Company Secretary

dw 10/30

END